TERAWULF INC.
9 Federal Street
Easton, Maryland 21601

December 23, 2022

VIA EDGAR

U.S. Securities and Exchange CommissionDivision of Corporation Finance100 F. Street, N.E.Washington, D.C. 20549

Re:	TeraWulf Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed November 25, 2022 File No. 333-268563

Ladies and Gentlemen:

On behalf of TeraWulf Inc. (the “Company”), I am pleased to submit this letter in response to the oral comment of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) received on December 9, 2022 to the above-referenced Registration Statement on Form S-3 filed with the Commission by the Company on November 25, 2022 (the “Original Filing”). The Company’s responses are set forth in the revised disclosures under “Prospectus Summary” and “Risk Factors” beginning on pages 1 and 4, respectively, of Amendment No. 1 to the Registration Statement on Form S-3 filed with the Commission on December 23, 2022 (the “Revised Filing” and, together with the Original Filing, the “Registration Statement”).

Please contact me at (646) 243-1873 or David S. Huntington at (212) 373-3124 if we can further assist your review of the Registration Statement.

Very truly yours,

TERAWULF INC.

By:/s/ Stefanie Fleischmann
Name: Stefanie Fleischmann
Title: General Counsel

cc:	David S. Huntington, Paul, Weiss, Rifkind, Wharton & Garrison LLP